SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28988]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 30, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October, 2009. A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 20, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

DWS Equity Partners Fund, Inc. [File No. 811-8886]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 17, 2008, applicant transferred its assets to a corresponding series of DWS Value Series, Inc., based on net asset value. Expenses of $172,000 incurred in connection with the reorganization were paid by Deutsche Investment Management Americas, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 15, 2009.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS U.S. Treasury Money Fund [File No. 811-3043]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 21, 2007, applicant transferred its assets to a corresponding series of Investors Cash Trust, based on net asset value. Expenses of $135,099 incurred in connection with the reorganization were paid by Deutsche Investment Management Americas, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 15, 2009.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS Value Builder Fund, Inc. [File No. 811-6600]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 20, 2009, applicant transferred its assets to DWS Balanced Fund, based on net asset value. Expenses of $107,000 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on October 15, 2009.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS Tax Free Money Fund [File No. 811-2959]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 19, 2007, applicant transferred its assets to a corresponding series of Cash Account Trust, based on net asset value. Expenses of $135,215 incurred in connection with the reorganization were paid by Deutsche Investment Management Americas, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 15, 2009.

Applicant's Address: 345 Park Ave., New York, NY 10154.

DWS Funds Trust [File No. 811-3229]
Investors Municipal Cash Fund [File No. 811-6108]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On April 23, 2007 and March 22, 2007, respectively, each applicant transferred its assets to corresponding series of DWS Advisor Funds, based on net asset value. Expenses of $48,401 and $88,598, respectively, incurred in connection with the reorganizations were paid by Deutsche Investment Management Americas, Inc., applicants' investment adviser.

Filing Date: The applications were filed on October 15, 2009.

Applicants' Address: 345 Park Ave., New York, NY 10154.

EquiTrust Money Market Fund, Inc. [File No. 811-3121]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 31, 2009, applicant transferred its assets to EquiTrust Series Fund, Inc., based on net asset value. Expenses of $94,500 incurred in connection with the reorganization were paid by EquiTrust Investment Management Services, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 13, 2009.

Applicant's Address: 5400 University Ave., West Des Moines, IA 50266.

BlackRock World Investment Trust [File No. 811-21800]
BlackRock Global Equity Income Trust [File No. 811-22006]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. On July 27, 2009, each applicant transferred its assets

to BlackRock Global Opportunities Equity Trust, based on net asset value. Expenses of

approximately $385,000 and $342,900, respectively, incurred in connection with the

reorganizations were paid by each applicant.

Filing Date: The applications were filed on October 9, 2009.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

DWS Cash Investment Trust [File No. 811-2613]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On March 12, 2007, applicant transferred its assets to a corresponding series of DWS Money

Funds, based on net asset value. Expenses of $67,583 incurred in connection with the

reorganization were paid by Deutsche Investment Management Americas, Inc., applicant's

investment adviser.

Filing Date: The application was filed on October 15, 2009.

Applicant's Address: 345 Park Ave., New York, NY 10154.

Bond Fund Series [File No. 811-4576]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 8, 2009, applicant transferred its assets to Oppenheimer Capital Income Fund, based on net asset value. Expenses of $138,750 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on October 19, 2009.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Rock Canyon Funds [File No. 811-21256]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 15, 2009, applicant transferred its assets to a corresponding series of Quaker Investment Trust, based on net asset value. Expenses of $19,150 incurred in connection with the reorganization were paid by Rock Canyon Advisory Group, Inc., applicant's investment adviser.

Filing Date: The application was filed on October 19, 2009.

Applicant's Address: 2989 West Maple Loop, Suite 210, Lehi, UT 84043.

ING Large Company Value Fund, Inc. [File No. 811-865]
ING Growth Opportunities Fund [File No. 811-4431]
ING SmallCap Opportunities Fund [File No. 811-4434]
ING Financial Services Fund, Inc. [File No. 811-4504]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On September 21, 2002, each applicant transferred its assets to corresponding series of ING Equity Trust, based on net asset value. Expenses of approximately $58,511, $112,884, $112,054 and $122,515, respectively, incurred in connection with the reorganizations were paid by applicants and ING Investments, LLC, applicants' investment adviser.

Filing Date: The applications were filed on September 22, 2009.

Applicants' Address: 7337 E. Doubletree Ranch Rd., Scottsdale, AZ 85258-2034.

Keystone State Tax Free Fund [File No. 811-6181]
Keystone State Tax Free Fund Series II [File No. 811-8254]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. By January 24, 1998, each applicant had transferred its assets to corresponding series of Evergreen Municipal Trust, based on net asset value. Expenses incurred in connection with the reorganizations were paid by applicants.

Filing Date: The applications were filed on September 22, 2009.

Applicants' Address: 200 Berkeley St., Boston, MA 02116.

AIG Strategic Hedge Fund of Funds [File No. 811-21590]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. From February 13, 2009 to March 31, 2009, applicant made liquidating distributions to its shareholders, based on net asset value. On March 31, 2009, applicant contributed its remaining assets and liabilities to a liquidating trust for the benefit of applicant's four shareholders. Expenses of $384,000 incurred in connection with the liquidation were or will be paid by applicant and the liquidating trust.

Filing Date: The application was filed on September 23, 2009.

Applicant's Address: 277 Park Ave., New York, NY 10172.

ING Precious Metals Fund, Inc. [File No. 811-2881]
ING Russia Fund, Inc. [File No. 811-7587]
ING International Fund, Inc. [File No. 811-8172]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On September 21, 2002, each applicant transferred its assets to corresponding series

of ING Mutual Funds, based on net asset value. Expenses of approximately $18,456, $19,734

and $13,320, respectively, incurred in connection with the reorganizations were paid by

applicant and ING Investments, LLC, applicants' investment adviser.

Filing Date: The applications were filed on September 22, 2009.

Applicants' Address: 7337 E. Doubletree Ranch Rd., Scottsdale, AZ 85258-2034.

UBS Enso Fund [File No. 811-22171]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On April 22, 2009 and September 25, 2009, applicant

made liquidating distributions to its shareholders, based on net asset value. Expenses of $21,000

incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on September 25, 2009.

Applicant's Address: c/o UBS Financial Services Inc., 1285 Avenue of the Americas, New

York, NY 10019.

ING GNMA Income Fund, Inc. [File No. 811-2401]
ING Lexington Money Market Trust [File No. 811-2701]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On September 21, 2002, each applicant transferred its assets to corresponding series

of ING Funds Trust, based on net asset value. Expenses of approximately $190,103 and

$17,225, respectively, incurred in connection with the reorganizations were paid by applicants and ING Investments, LLC, applicants' investment adviser.

Filing Date: The applications were filed on September 22, 2009.

Applicants' Address: 7337 E. Doubletree Ranch Rd., Scottsdale, AZ 85258-2034.

Tortoise Gas and Oil Corporation [File No. 811-22097]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 14, 2009, applicant transferred its assets to Tortoise North American Energy Corporation, based on net asset value. Expenses of approximately $115,770 incurred in connection with the reorganization were paid by applicant, the acquiring fund and Tortoise Capital Advisors, L.L.C., each fund's investment adviser.

Filing Date: The application was filed on September 30, 2009.

Applicant's Address: 11550 Ash St., Suite 300, Leawood, KS 66211.

GE LifeStyle Funds [File No. 811-7701]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Between May 15, 2009 and June 29, 2009, the shareholders of each of applicant's series redeemed their shares at net asset value. Expenses of $3,700 incurred in connection with the liquidation were paid by GE Asset Management Incorporated, applicant's investment adviser.

Filing Date: The application was filed on September 30, 2009.

Applicant's Address: 3001 Summer St., Stamford, CT 06905.

BACAP Alternative Multi-Strategy Fund, LLC [File No. 811-21252]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 1, 2009, applicant transferred its assets to

Excelsior Directional Hedge Fund of Funds (TI), LLC, based on net asset value. Expenses of approximately $804,000 incurred in connection with the reorganization were paid by Banc of America Investment Advisors, Inc., applicant's investment adviser, and U.S. Trust Hedge Fund Management, Inc., the manager of the acquiring fund. A cash escrow account of $2,000 has been set up for the benefit of two remaining shareholders, subsidiaries of the parent of applicant's investment adviser, who remain shareholders for the sole purpose of facilitating applicant's preparation of its final tax return. On or about December 31, 2009, applicant will return to each remaining shareholder its cash contribution of $1,000 plus interested earned in the escrow account.

Filing Date: The application was filed on July 23, 2009.

Applicant's Address: One Bryant Park, New York, NY 10036.

Activa Mutual Fund Trust [File No. 811-2168]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 31, 2009, applicant transferred its assets to Activa Value Fund, a series of Financial Investors Trust, based on net asset value. Expenses of $103,898 incurred in connection with the reorganization were paid by applicant and ALPS Advisors, Inc., investment adviser to the acquiring fund.

Filing Dates: The application was filed on September 3, 2009, and amended on October 19, 2009.

Applicant's Address: 2905 Lucerne SE, Suite 200, Grand Rapids, MI 49546.

WT Mutual Fund II [File No. 811-10439]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 1, 2009, and amended on October 22, 2009.

Applicant's Address: 1100 North Market St., Wilmington, DE 19890.

Gateway Trust [File No. 811-2773]

Summary: Applicant, an Ohio business trust, seeks an order declaring that it has ceased to be an investment company. On February 15, 2008, applicant transferred its assets to Gateway Trust, organized in a different state than applicant, based on net asset value. Expenses of $1,189,130 incurred in connection with the reorganization were paid by Gateway Investment Advisers, L.P., applicant's investment adviser, and Natixis Global Asset Management, L.P., which acquired all of the assets and liabilities of Gateway Investment Advisers, L.P. on February 15, 2008.

Filing Dates: The application was filed on August 17, 2009, and amended on October 21, 2009.

Applicant's Address: Rookwood Tower, Suite 600, 3805 Edwards Rd., Cincinnati, OH 45209.

Monarch Funds [File No. 811-6742]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 27, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $10,234 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on September 2, 2009, and amended on October 19, 2009.

Applicant's Address: 3435 Stelzer Rd., Columbus, OH 43219.

Centennial New York Tax-Exempt Trust [File No. 811-5584]
Centennial California Tax-Exempt Trust [File No. 811-5871]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. By February 13, 2009, all shareholders of each applicant had redeemed or exchanged their shares of each applicant, based on net asset value. Applicants incurred no expenses in connection with the liquidations.

Filing Dates: The applications were filed on September 3, 2009, and amended on September 9, 2009 and October 19, 2009.

Applicants' Address: 6803 S. Tucson Way, Centennial, CO 80112.

Centennial Tax-Exempt Trust [File No. 811-3104]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. By February 13, 2009, all shareholders of applicant had redeemed or exchanged their shares of applicant, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on September 3, 2009, and amended on September 9, 2009 and October 19, 2009.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

MetLife of CT Fund ABD II for Variable Annuities [File No. 811-7463]
MetLife of CT Separate Account Thirteen for Variable Annuities [File No. 811-21263]
MetLife of CT Separate Account PF for Variable Annuities [File No. 811-8313]
MetLife of CT Separate Account Eight for Variable Annuities [File No. 811-8907]
MetLife of CT Fund BD for Variable Annuities [File No. 811-8242]
MetLife of CT Separate Account TM for Variable Annuities [File No. 811-8477]
MetLife of CT Fund BD III for Variable Annuities [File No. 811-8225]
MetLife of CT Fund BD IV for Variable Annuities [File No. 811-8223]

MetLife of CT Separate Account QP for Variable Annuities [File No. 811-7487]
MetLife of CT Separate Account Nine for Variable Annuities [File No. 811-9411]
MetLife of CT Fund ABD for Variable Annuities [File No. 811-7465]
MetLife of CT Separate Account Fourteen for Variable Annuities [File No. 811-21267]
MetLife of CT Separate Account Six for Variable Annuities [File No. 811-8869]
MetLife of CT Fund U for Variable Annuities [File No. 811-3575]
MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002 [File No. 811-21220]
MetLife of CT Separate Account TM II for Variable Annuities [File No. 811-8479]
MetLife of CT Separate Account Five for Variable Annuities [File No. 811-8867]
MetLife and Annuity Company of Connecticut Variable Annuity Separate Account 2002 [File No. 811-21221]
MetLife of CT Separate Account Seven for Variable Annuities [File No. 811-8909]
MetLife of CT Separate Account Twelve for Variable Annuities [File No. 811-21266]
MetLife of CT Fund BD II for Variable Annuities [File No. 811-7259]
MetLife of CT Separate Account Ten for Variable Annuities [File No. 811-9413]
MetLife of CT Separate Account PF II for Variable Annuities [File No. 811-8317]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The board of directors of the applicants' depositor, MetLife Insurance Company of Connecticut ("MICC"), approved the merger of each applicant into MetLife of CT Separate Account Eleven for Variable Annuities on March 24, 2008. The mergers were effected on December 8, 2008. MICC bore all expenses relating to the mergers.

Filing Date: The applications were filed on August 24, 2009 and amended and restated on October 14, 2009.

Applicants' Address: 1300 Hall Boulevard, Bloomfield, CT 06002-2910.

MetLife of CT Variable Life Insurance Separate Account Two [File No. 811-7891]
MetLife of CT Variable Life Insurance Separate Account Three [File No. 811-8950]
MetLife of CT Fund UL II for Variable Life Insurance [File No. 811-7411]
MetLife of CT Variable Life Insurance Separate Account One [File No. 811-8952]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The board of directors of the applicants' depositor, MetLife Insurance Company of Connecticut ("MICC"), approved the merger of each applicant into MetLife of CT Fund UL for Variable Life Insurance on March 24, 2008. The mergers were effected on December 8, 2008. MICC bore all expenses relating to the mergers.

Filing Date: The applications were filed on August 24, 2009 and amended and restated on October 14, 2009.

Applicants' Address: 1300 Hall Boulevard, Bloomfield, CT 06002-2910.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary